SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Act of 1934
 (Amendment No. 1)*

INTEGRITY APPLICATIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45824Q101

(CUSIP Number)

Philip Darivoff
c/o Integrity Applications, Inc.
19 Ha’Yahalomim St. P.O. Box 12163
Ashdod, Israel, L3 7760049
Telephone:  972 (8) 675-7878

(Name, address and telephone number of person
 authorized to receive notices and communications)

March 8, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45824Q101
1	NAMES OF REPORTING PERSONS
Vayikra Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
607,591 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
607,591 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,591 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes 138,890 shares of Common Stock (as defined herein) to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock (as defined herein), and 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants (as defined herein).  An aggregate of 1,027,859 shares of Common Stock underlying certain Excluded Preferred Stock and Warrants (as defined herein) have been excluded from the Reporting Person’s beneficial ownership due to a Conversion Blocker (as defined below) held by the Reporting Person, to the extent that the Reporting Person would, after such conversion or exercise, beneficially own in excess of 9.99% of the shares of Common Stock outstanding.  See Item 5 of this Schedule 13D.

(2)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, and (iii) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

CUSIP No. 45824Q101
1	NAMES OF REPORTING PERSONS
Philip Darivoff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,333 (1)

	8	SHARED VOTING POWER
607,591 (2)

	9	SOLE DISPOSITIVE POWER
3,333 (1)

	10	SHARED DISPOSITIVE POWER
607,591 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
610,924 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 3,333 shares of Common Stock (as defined herein) issuable upon exercise of the Option (as defined herein) held by the Reporting Person.
(2)
Includes 138,890 shares of Common Stock (as defined herein) to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock (as defined herein), and 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants (as defined herein).  An aggregate of 1,027,859 shares of Common Stock underlying certain Excluded Preferred Stock and Warrants (as defined herein) have been excluded from the Reporting Person’s beneficial ownership due to a Conversion Blocker (as defined below) held by the Reporting Person, to the extent that the Reporting Person would, after such conversion or exercise, beneficially own in excess of 9.99% of the shares of Common Stock outstanding.  See Item 5 of this Schedule 13D.

(3)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, (iii) 3,333 shares of Common Stock issuable upon the exercise of the Option held by the Reporting Person, and (iv) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on January 13, 2017, (the “Original Schedule 13D”), by Vayikra Capital, LLC (“Vayikra Capital”) and Philip Darivoff (“Darivoff”).  Capitalized terms used herein but not defined herein have the respective meanings ascribed thereto in the Original Schedule 13D.  Except as set forth below, all Items contained in the Original Schedule 13D are unchanged.

ITEM 5. Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

(a)	and (b) The Reporting Persons beneficially own shares of Common Stock as follows:
Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned		Sole or Shared Voting	Sole or Shared Dispositive	Percentage of Outstanding Common Shares
Philip Darivoff	3,333	(1)	Sole	Sole	0.056	%(2)
	607,591	(3)	Shared	Shared	9.9	%(4)
Total:	610,924	(1)(3)			9.9	%(5)

Vayikra Capital, LLC	607, 591	(3)	Shared	Shared	9.9	%(4)

______________

(1)	Includes 3,333 shares of Common Stock issuable upon exercise of the Option held by Darivoff.

(2)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and (ii) 3,333 shares of Common Stock issuable upon the exercise of the Option.

(3)
Includes 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by Vayikra Capital and 54,329 shares of Common Stock issuable upon the exercise of the B-1 Warrants held by Vayikra Capital.

(4)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, and (iii) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

(5)
The calculation of the percentage is based on (i) 5,912,702 shares of Common Stock issued and outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 138,890 shares of Common Stock to be issued upon the conversion of shares of the Issuer’s Series B Preferred Stock held by the Reporting Person, (iii) 3,333 shares of Common Stock issuable upon the exercise of the Option held by the Reporting Person, and (iv) 54,329 shares of Common Stock issuable upon the exercise of the Issuer’s B-1 Warrants held by the Reporting Person.

Excluded from each Reporting Person’s beneficial ownership are an aggregate of 1,027,859 shares of Common Stock underlying certain securities including: (i) 53,430 shares of Common Stock underlying B-1 Warrants owned by Vayikra Capital, (ii) 107,759 shares of Common Stock underlying Series B-2 warrants owned by Vayikra Capital (“B-2 Warrants” and together with the B-1 Warrants, the “B-1 and B-2 Warrants”), (iii) 288,890 shares of Common Stock underlying Series C 5.5% Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series C Preferred Stock”) owned by Vayikra Capital, (iv) 288,890 shares of Common Stock underlying Series C-1 warrants owned by Vayikra Capital (“C-1 Warrants”) and (v) 288,890 shares of Common Stock underlying Series C-2 warrants owned by Vayikra Capital (“C-2 Warrants”, and together with the C-1 Warrants, the “C-1 and C-2 Warrants”).  The excluded B-1 and B-2 Warrants, Series C Preferred Stock, and C-1 and C-2 Warrants are collectively referred to as the “Excluded Preferred Stock and Warrants”.  The Excluded Preferred Stock and Warrants are not beneficially owned by the Reporting Persons due to the beneficial ownership limitation in the form of a conversion cap that precludes the Reporting Persons from converting or exercising, as applicable, such Excluded Preferred Stock and Warrants, to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the shares of Common Stock outstanding.  The Reporting Persons may choose to convert or exercise, as applicable, the Excluded Preferred Stock and Warrants, while continuing to comply with such beneficial ownership limitation.

The Reporting Person’s responses to Items 3, 4 and 6 to this 13D is incorporated by reference in this Item 5.  The Reporting Person’s responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, are incorporated by reference in this Item 5.

On March 8, 2017, Vayikra Capital purchased, in a private placement with the Issuer and for an aggregate purchase price of $1,000,000, Series C Preferred Stock, Series C-1 Warrants and Series C-2 Warrants convertible or exercisable into, as applicable, an aggregate of 666,669 shares of Common Stock (the “Second Series C Purchase”, and, together with the First Series C Purchase, the “Series C Purchase”).  Other than the Option and the Series C Purchase, the Reporting Persons have not effected any other transactions in the shares of Common Stock during the past sixty days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                Item 6 is amended by adding the following paragraph to the end of the item:

Second Series C Purchase Agreement

On March 8, 2017, the Issuer entered into a Securities Purchase Agreement (the “Second Series C Purchase Agreement”) with Vayikra Capital (among other purchasers), providing for the issuance and sale of 1,000 Series C Units, for an aggregate purchase price of $1,000,000.  The closing of the transactions contemplated by the Second Series C Purchase Agreement occurred simultaneously with signing of the Second Series C Purchase Agreement.  The issuance of the Series C Units was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. The terms of the Second Series C Purchase Agreement and related agreements are the same as the terms in the Series C Purchase Agreement, as described above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2017	/s/ Philip Darivoff
Philip Darivoff